

June 11, 2021

Edward Carr
Chief Accounting Officer
Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

> **Re: Abeona Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 7, 2021**
> **File No. 333-256850**

Dear Mr. Carr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John J. Concannon III, Esq.